Exhibit 99.1

Glo ba l L e a d er in I o T S o l u ti o ns In v es t ment Presen t a tion ( Na sd a q: B RQ S )

Safe Harbor Statement Borqs Confidential & Proprietary 1 This presentation contains “forward - looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, statements regarding the financial outlook, business strategy and plans and market trends, opportunities and positioning of Borqs Technologies, Inc. (the “Company,” “Capstone,” “we,” “our” or “us”). These forward - looking statements are based on current expectations, estimates, forecasts and projections. Words such as “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” “shall” and variations of these terms and similar expressions are intended to identify these forward - looking statements, although not all forward - looking statements contain these identifying words. Forward - looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond our control. Actual results, performance and achievements could differ materially from those expressed in, or implied by, these forward - looking statements due to a variety of risks, uncertainties and other factors, including, but not limited to, the following: the ongoing effects of the COVID - 19 pandemic; the regulations from Securities and Exchange Commission (SEC) and The Committee on Foreign Investment in the United States (CFIUS) towards companies with operations in China; the Company's ability to develop new products and enhance existing products; product quality issues, including the adequacy of reserves therefor and warranty cost exposure; intense competition; financial performance of the Internet of Things (IoT) industry and other general business, industry and economic conditions; the Company's ability to adequately protect its intellectual property rights; and the impact of pending or threatened litigation. For a detailed discussion of factors that could affect the Company's future operating results, please see the Company's filings with the Securities and Exchange Commission, including the disclosures under "Risk Factors" in those filings. Except as expressly required by the federal securities laws, the Company undertakes no obligation to update or revise any forward[1]looking statements, whether as a result of new information, changed circumstances or future events, or for any other reason. Further information on these and other factors that could affect the Company's results, performance, and achievements is included under the heading “Risk Factors” and otherwise in the reports on Form 20 - F and other filings with the Securities and Exchange Commission from time to time. Because of the risks and uncertainties, Borqs Technologies cautions you not to place undue reliance on these statements, which speak only as of the date of this presentation. There may be additional risks, including risks of which we are not presently aware or that we currently believe are immaterial, which could have an adverse impact on our business. We undertake no obligation, and specifically disclaim any obligation, to release any revision to any forward - looking statements to reflect events or circumstances after the date of this presentation or to reflect the occurrence of unanticipated events.

IoT and Energy Storage Systems Solutions Provider • Borqs was founded in 2007 and listed on Nasdaq in Aug 2017 (Nasdaq: BRQS) • Global leader in providing end - to - end customized, differentiated and scalable IoT solutions and energy storage systems • IoT Solutions Business Unit – technology platform provider with clear focus on high - value connected IoT devices and services • Solar & Energy Storage Systems (ESS) Solutions Business Unit (under Holu Hou Energy LLC “HHE”) - premier provider of an energy storage system that is engineered to provide a new level of resilience to homeowner, multi - dwelling units and businesses, giving energy security in uncertain and unstable times • 300+ employees worldwide • 130+ patent disclosures • 30+ million IoT units shipped in 15+ countries • 10+ energy storage system deployment in the U.S.A. India Bangalore R&D Center SF office China Beijing R&D Center China HuZhou factory HK office W i s con s in R& D C en t e r Hawaii office Worldwide Offices Borqs Confidential & Proprietary 2

Two Business Units Solar & Energy Storage System IoT Solutions BU Solar & ESS Solutions BU The IoT Solutions BU provides the hardware and software technology platform for customers to build IoT devices and cloud The platform has been used by various customers to build phones, tablets, auto cockpits, remote monitoring devices, etc The Solar & ESS Solutions BU enhance Borqs’ IoT business vertically and focus on providing efficient ESS solutions for customers It leverages the technology platform of the IoT BU to develop the Solar & ESS system Borqs Confidential & Proprietary 3

Borqs Business Strategy Borqs 1.0 • Provides the hardware and software platform for customers to build IoT devices and cloud • Does not own any brand Borqs 2.0 • Continue to provide the hardware and software platform for customers to build IoT devices and cloud • Develop Borqs’ branded products • The first product is the Solar & ESS system using HHE brand Solar & Energy Storage System Borqs Confidential & Proprietary 4

IoT Solutions BU - Provide Customized IoT Solutions IoT Devices - R&D and Manufacture IoT Devices for Customers Smartphones, Tablets, Enterprise Solutions, Wearables, ESS BeSmartTrack 䉼 Borqs’ smart tracking cloud solution e.g., tracking kids, elderly and Covid - 19 patients, energy utilization IoT Cloud – Host and Manage IoT Cloud for Customers Device Tracking, Subscriber Management, Charging, Billing IoT Solutions = IoT Devices + IoT Cloud Borqs Confidential & Proprietary 5

IoT Solutions BU - Provide Customized IoT Solutions • Powered 50+ Android devices (phones, tablets, smart watches, automobile and 2 - wheeler cockpit, rugged devices, home appliances) using a variety of components • Devices have been shipping commercially in 15+ countries with over 30M+ units and growing Borqs Confidential & Proprietary 6

IoT Solutions BU - Proven Track Records IoT Devices with Software and Hardware Developed using Borqs IoT Platform Smartphones, Tablets, Enterprise Solutions, Wearables, Special Software Smartphone, Tablet, Enterprise Solutions Regular, Rugged, Enterprise, POS Machine, Special Software U.S. Juniper Systems rugged tablet, used in agriculture, natural resources, and other industries Germany ECOM anti - explosion phone, used in hazardous industries, e.g., oil fields India Reliance Android smartphone U.S. One Media Mark One next - gen TV Android phone with mobile TV POS machine and handheld computers used by Reliance in India and Honeywell Best Buy 4 G LTE fall device for the elderly 4G LTE connected consumer watch Cellular kids watch, used in China, Korea, Latin America and the U . S . NB - IOT/Cat - M trackers, used for tracking kids, logistics, etc . Other IoT Devices Watch, Tracker, Health - Care Device Mobile carriers required software used by many OEM phones Auto and 2 - wheeler cockpit & IVI Borqs Confidential & Proprietary 7

Solar & ESS Solutions BU - Multi - Dwelling Unit Residential Market HHE Energy Share – How it Works for Multi - Family Properties Solar P a n e l s HHE Inverter & Battery E n e rgy S h a r i ng • Solar power supplies the majority of demand for each unit • Excess solar energy charges the unit’s energy storage battery • Once a battery is full, surplus generation enters the energy network connecting each unit • The Energy Share App intelligently routes this electricity to other units in the network that have a need for more renewable energy • Energy exported or imported by each unit is monitored and recorded by revenue - grade meters for billing Borqs Confidential & Proprietary 8 Bankable, Scalable, Utility Independent Energy System

Solar & ESS Solutions BU - Multi - Dwelling Unit Residential Market 1 0 0 8 0 6 0 4 0 2 0 0 1 3 5 7 9 11 13 15 17 19 21 23 Me t er 1 1 2 0 1 0 0 8 0 6 0 4 0 2 0 0 1 3 5 7 9 11 13 15 17 19 21 23 Me t er 2 1 0 0 8 0 6 0 4 0 2 0 0 1 3 5 7 9 11 13 15 17 19 21 23 Me t er 3 1 0 0 8 0 6 0 4 0 2 0 0 1 3 5 7 9 11 13 15 17 19 21 23 Me t er 1 1 2 0 1 0 0 8 0 6 0 4 0 2 0 0 1 3 5 7 9 11 13 15 17 19 21 23 Me t er 2 1 0 0 8 0 6 0 4 0 2 0 0 1 3 5 7 9 11 13 15 17 19 21 23 Me t er 3 Me t e r 1 Me t e r 2 Meter 3 Me t e r 6 Meter 5 Me t e r 4 Benefits of Sharing Load Combining meters smooths out the wide variance of load and makes a more predictable load profile in turn reducing required storage, curtailing energy, and ultimately improving efficiency of renewable investment. Borqs Confidential & Proprietary 9

Solar & ESS Solutions BU – Proven Track Record Koa’e Multi - Family Workforce Housing in Hawaii Huge Productivity Gain with HHE Energy Share Technology • HHE Energy Share enables 25% more delivered energy with 50% fewer batteries • 23 Buildings, 134 Units + Common Area • Property owner has ongoing revenue stream of $0.10/kWh (difference between grid rate and PPA rate) • First Application of Direct Energy Sharing in Multi - Family in the USA, and the first under a PPA sold to a 3rd party financial investor • Bankable! Borqs Confidential & Proprietary 10 https:// www.youtube.com/watch?v=kakbynGM - fQ

Solar & ESS Solutions BU – NY Times Press Coverage https:// www.nytimes.com/2022/05/30/business/hawaii - solar - energy.html Borqs Confidential & Proprietary 11

Financial Forecast Borqs 1.0 • Stable growth of revenue, with CGAR about 20% • Revenue will reach $66.2M by 2024 Immense served available market for ESS BU Single - family residential: >$25B USA market opportunity through 2030 Multi - family residential: $500M in Hawaii low income housing alone; likely >$15.0B of USA market opportunity through 2030 Borqs 2.0 • Rapid growth of revenue, with CGAR close to 34% • Revenue anticipated to reach $126.2M by 2024, close to doubling Borqs 1.0 • As of October 2022, ESS BU contract booking has reached close to $50M and projected to reach $57M by year end, with approximately $12M backlog revenue to be recognized • ESS BU ~$500M of Qualified Pipeline Opportunities in Hawaii alone • Entry to the California market in 2023 Borqs Confidential & Proprietary 12

Th a nk Y ou Glo ba l L e a d er in I o T S o l u ti o ns In v es t ment Presen t a tion ( Na sd a q: B RQ S )